EXHIBIT 99.1

Stantec selected to design the California High-Speed Rail extension from Merced to Madera

US$41 million contract will include design services for 33.9-mile extension

EDMONTON, Alberta and NEW YORK and LOS ANGELES, Dec. 19, 2022 (GLOBE NEWSWIRE) -- NYSE, TSX:STN

Stantec, a global leader in sustainable design and engineering, has been selected to design the California High-Speed Rail Authority’s extension from Merced to Madera, a key section between Los Angeles and San Francisco. The extension covers 33.9 miles and will include 40 structures. The Merced to Madera design contract is valued at US$41 million, which is expected to be delivered over about two years.

Stantec will finalize the project configuration footprint, advance design work to refine costs and travel-time enhancements, and map right-of-way needs and utility relocations. The Merced to Madera section is the key junction that will connect the 500-mile-long project between the Bay Area and Los Angeles.

“The California High-Speed Rail Authority has embraced a goal of guiding the evolution of California’s transportation infrastructure into a vibrant, dynamic system that not only achieves an attractive mode of transportation for our communities but serves as an important economic driver within California,” said Jose de Jesus Martinez, Stantec’s project/contract manager. “We are proud to be part of a better and more sustainable transportation future for California.”

The project will be partially funded by US$25 million in federal funding from the U.S. Department of Transportation under the Rebuilding American Infrastructure with Sustainability and Equity (RAISE) discretionary grant program.

“High-speed rail is going to improve the transportation landscape in California, with the potential to impact transportation on a national level,” said Brian Norris, Stantec’s transportation business line leader. “We see the future of transportation as clean, green, and better designed for passengers and communities. California High-Speed Rail is a significant step in the right direction.”

Stantec has worked with California High-Speed Rail for eight years, including as project/construction manager on Construction Package 2-3. For this project, Stantec will lead a team of local, international, Small Business Enterprise, Disadvantaged Business Enterprise, and Disabled Veteran Business Enterprise firms.

Major rail projects at Stantec

California High-Speed Rail is one of many large-scale transit projects currently supported by Stantec. The firm is the lead engineer on the US$1.9 billion Long Island Rail Road expansion for the Metropolitan Transportation Authority in New York, which will modernize the busiest commuter line in the United States. In Chicago, Stantec is leading the design of the Chicago Transit Authority’s US$2.1 billion Red and Purple Modernization Program. Stantec was also selected to provide infrastructure engineering, procurement, and construction services on Montreal’s Réseau express métropolitain (light rail network), one of Quebec’s most important public transit projects. In Ontario, Stantec is the technical advisor on the Hurontario LRT and the Ontario Line—both major projects within the province’s CAD$28.5 billion capital investment in transit.

Learn more about transportation at Stantec.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding the projects described above. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the projects described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward‑looking statements are provided herein for the purpose of giving information about the projects referred to above and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact	Investor Contact
Ashley Warnock	Jess Nieukerk
Stantec Media Relations	Stantec Investor Relations
Ph: (403) 472-0122	Ph: (587) 579-2086
ashley.warnock@Stantec.com	ir@stantec.com